UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                         BROOKS AUTOMATION, INC. (BRKS)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    114340102
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                       DLA Piper Rudnick Gray Cary US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    803,015 Common shares (1.1%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           803,015
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 803,015; for all reporting persons as a group, 4,401,838 shares (5.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0 common shares (0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 0; for all
     reporting persons as a group, 4,401,838 shares (5.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0 common shares (0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 0; for all
     reporting persons as a group, 4,401,838 shares (5.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,045,998 common shares (1.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,045,998
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 1,045,998; for all reporting persons as a group, 4,401,838 shares (5.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,552,825 common shares (3.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,552,825
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 2,552,825; for all reporting persons as a group, 4,401,838 shares (5.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,401,838 shares (5.9%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,401,838
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 4,401,838; for all reporting persons as a group, 4,401,838 shares (5.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,045,998 common shares (1.4%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,045,998 common shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 1,045,998; for all reporting persons as a group, 4,401,838 shares (5.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 5 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons"), as previously amended (the "Schedule 13D"), by supplementing such Items with the information below:

Item 2. Identity and Background

      The D3 Funds, which are identified in response to Item 4, are Washington State limited partnerships (except for the DIII Offshore Fund, L.P., which is a Bahamian limited partnership). The D3 Funds are filing this Amendment, together with: Nierenberg Investment Management Company, Inc., a Washington State corporation, which is the general partner of all of the D3 Funds except the DIII Offshore Fund, L.P.; and Nierenberg Investment Management Offshore, Inc., a Bahamian corporation, which is the general partner of the DIII Offshore Fund, L.P., and is a wholly-owned subsidiary of Nierenberg Investment Management Company, Inc.

Item 3. Source and Amount of Funds or Other Consideration

      Reference is made to Item 4 of this Amendment, which is incorporated by reference in response to this Item.

Item 4. Purpose of Transaction

      Effective June 30, 2006, four of the D3 Funds, namely (i) the D3 Family Fund, L.P., (ii) the D3 Bulldog Fund, L.P., (iii) the D3 Children's Fund, L.P., and (iv) the D3 Family Retirement Fund, L.P., (collectively the "Participating Funds") effected a consolidation of their respective assets and operations (the "Consolidation"). The Consolidation was implemented through a series of simultaneous transactions approved by the constituent partners of each of the Participating Funds, including the following: (i) approximately 80% of the fair market value of the assets of D3 Family Fund were transferred and contributed to D3 Bulldog Fund; (ii) all of the assets of D3 Children's Fund were transferred and contributed in separate parts to each of D3 Bulldog Fund and D3 Family Fund; and (iii) all of the assets of D3 Retirement Fund were transferred and contributed in separate parts to each of D3 Bulldog Fund and D3 Family Fund. To the extent the transferred and contributed assets of the Participating Funds consisted of any shares of the class previously reported on the Schedule 13D as being beneficially owned by any such Participating Fund (the "Shares"), for all purposes and transactions involved in the Consolidation the Shares were valued at fair market value as represented by the (closing price) as at June 30, 2006 and treated as having been re-allocated internally amongst the Participating Funds at the fair market value.

      As a result of the Consolidation, each of D3 Children's Fund and D3 Retirement Fund no longer beneficially owns any Shares, and correspondingly, the number of Shares owned beneficially by each of D3 Family Fund and D3 Bulldog Fund has increased. After giving effect to the Consolidation, the aggregate beneficial ownership of Shares by the Participating Funds and their respective general partners has not changed. Further, the Consolidation did not include or involve the fifth fund, DIII Offshore Fund, L.P. Accordingly, after giving effect to the Consolidation, the aggregate beneficial ownership of Shares on the part of all filing persons as a group has not changed.

      Also see Item 5 of this Amendment.

Item 5. Interest in Securities of the Issuer.

      (a, b) The Reporting Persons, in the aggregate, beneficially own 4,401,838 common shares, constituting approximately 5.9% of the outstanding Shares.

      (c) During the past sixty (60) days, preceding the consummation of the Consolidation, the following purchases of Shares were made by D3 Family Funds in open market transactions:

Fund                              Transaction Date     Shares Bought     Price
----                              ----------------     -------------     -----

D3 Family Fund, L.P.                     5/31/2006             1,500     11.99
D3 Family Fund, L.P.                     5/30/2006            27,700     11.93
D3 Family Fund, L.P.                     5/24/2006            14,000     11.86
D3 Family Fund, L.P.                     5/23/2006            34,800     12.11
D3 Family Fund, L.P.                     5/22/2006            18,900     12.21
D3 Family Fund, L.P.                     5/19/2006            21,000     12.27
D3 Family Fund, L.P.                     5/11/2006            18,000     14.35
D3 Family Fund, L.P.                      5/8/2006            42,600     14.79
D3 Family Bulldog Fund, L.P.             6/23/2006             2,500     11.00
D3 Family Bulldog Fund, L.P.             6/13/2006             5,000     11.30
D3 Family Bulldog Fund, L.P.             6/12/2006            25,000     11.52
D3 Family Bulldog Fund, L.P.              6/8/2006             4,000     11.73
D3 Family Bulldog Fund, L.P.              6/5/2006             2,000     11.99
D3 Family Bulldog Fund, L.P.             5/30/2006             9,000     11.93
D3 Family Bulldog Fund, L.P.             5/24/2006             4,000     11.86
D3 Family Bulldog Fund, L.P.             5/23/2006            13,000     12.11
D3 Family Bulldog Fund, L.P.             5/22/2006             5,500     12.21
D3 Family Bulldog Fund, L.P.             5/19/2006            13,000     12.27
D3 Family Bulldog Fund, L.P.             5/11/2006             6,000     14.35
D3 Family Bulldog Fund, L.P.              5/8/2006            30,300     14.79
D3 Family Retirement Fund, L.P.          5/30/2006             9,500     11.93
D3 Family Retirement Fund, L.P.          5/24/2006             4,500     11.86
D3 Family Retirement Fund, L.P.          5/23/2006            12,000     12.11
D3 Family Retirement Fund, L.P.          5/22/2006             5,500     12.21
D3 Family Retirement Fund, L.P.          5/19/2006            10,000     12.27
D3 Family Retirement Fund, L.P.          5/11/2006             6,000     14.35
D3 Family Retirement Fund, L.P.           5/8/2006            64,600     14.79
D3 Children's Fund, L.P.                 5/30/2006             2,500     11.93
D3 Children's Fund, L.P.                 5/24/2006             1,200     11.86
D3 Children's Fund, L.P.                 5/23/2006             3,200     12.11
D3 Children's Fund, L.P.                 5/22/2006             1,600     12.21
D3 Children's Fund, L.P.                 5/19/2006             1,100     12.27
D3 Offshore Fund, L.P.                   6/27/2006               300     11.00
D3 Offshore Fund, L.P.                    6/9/2006            23,000     11.72
D3 Offshore Fund, L.P.                    6/8/2006            21,000     11.73
D3 Offshore Fund, L.P.                    6/7/2006            48,500     12.12
D3 Offshore Fund, L.P.                    6/7/2006            25,000     12.05
D3 Offshore Fund, L.P.                   5/30/2006            13,800     11.93
D3 Offshore Fund, L.P.                   5/24/2006             6,300     11.86
D3 Offshore Fund, L.P.                   5/23/2006            12,000     12.11
D3 Offshore Fund, L.P.                   5/22/2006             8,500     12.21
D3 Offshore Fund, L.P.                   5/19/2006            12,400     12.27
D3 Offshore Fund, L.P.                   5/11/2006             9,538     14.35

As a result of the Consolidation, including any internal re-allocation of Shares amongst the Participating Funds as described in Item 4 of this Amendment (which is incorporated by reference in response to this Item 5), the following transfers of Shares among the D3 Family Funds may be deemed to have occurred, the transaction date of all such transfers being June 30, 2006.

      D3 Children's Fund: transferred 168,460 Shares, constituting all of its Shares

      D3 Retirement Fund: transferred 652,850 Shares, constituting all of its Shares

      D3 Family Fund: number of Shares decreased from 1,894,532 to 803,015 representing approximately 1.1% of the outstanding Shares

      D3 Bulldog Fund: number of Shares increased from 639,998 to 2,552,825 representing approximately 3.4% of the outstanding Shares

      (d) On June 30, 2006, D3 Children's Fund and D3 Retirement Fund ceased to be the direct beneficial owners of any Shares and ceased to be members of a filing group with the other three Funds.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer

      Exhibit 1 to this Amendment is hereby incorporated by reference in response to this item.

      Also see Item 4 of this Amendment.

Item 7. Material to be filed as Exhibits

      Exhibit 1 to this Amendment is the form of document used to effect the transfer of (among other assets) Shares pursuant to the consolidation.

      Exhibit 2 to this Amendment is the joint filing agreement pursuant to which all of the filing persons have authorized the filing of this Amendment as a group.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                       D3 Family Fund, L.P., D3 Bulldog Fund,
                                       L.P., D3 Children's Fund, L.P., and D3
                                       Family Retirement Fund, L.P.

                                       By: Nierenberg Investment Management
                                           Company, Inc.

                                       Its: General Partner


July 05, 2006                          By: /s/ David Nierenberg
                                       -----------------------------------------
                                               David Nierenberg, President


                                       DIII Offshore Fund, L.P.

                                       By: Nierenberg Investment Management
                                            Offshore, Inc.

                                       Its: General Partner


July 05, 2006                          By: /s/ David Nierenberg
                                          --------------------------------------
                                               David Nierenberg, President


                                       Nierenberg Investment Management
                                             Company, Inc.


July 05, 2006                          By: /s/ David Nierenberg
                                       -----------------------------------------
                                               David Nierenberg, President


                                       Nierenberg Investment Management
                                            Offshore, Inc.


July 05, 2006                          By: /s/ David Nierenberg
                                       -----------------------------------------
                                               David Nierenberg, President